Exhibit 99(a)(5)
Introductory Email Attaching Letter of Announcement of Offer
Please find attached an important communication regarding certain stock options that were granted to you in prior years. These options may cause adverse tax consequences to you, so we are in the process of implementing a plan to mitigate these adverse tax consequences. We will be holding an informational meeting on November 1, 2007 to explain in more detail the plan we are implementing and the tax consequences to you. Further details regarding the timing and access to the meeting will be sent to you in the near future. We encourage you to read the attached communication in its entirety prior to that meeting. Please save any questions you have for the meeting on November 1, 2007.
Sincerely,
Mike McAndrew

Exhibit 99(a)(5)
Letter of Announcement of Offer
Following the completion of Black Box Corporation’s (the “Company”, “we” or “our”) internal investigation into its stock option granting practices, the Company has determined that certain stock option grants were originally issued with exercise prices that were below fair market value for tax purposes. You are receiving this letter because we have determined that one or more option grants made to you fit into this category. If you were not the direct recipient of this letter from 409A.StockOptions@blackbox.com, the contents of this letter do not apply to you. Before exercising ANY additional outstanding options, please read this letter carefully.
Adverse tax consequences of below-fair market value option grants for U.S. taxpayers
You should be aware that any options that we have determined to have been granted with a below-fair market value exercise price for tax purposes, and which vested or may vest after December 31, 2004, and which remained outstanding (i.e., unexercised) as of December 31, 2005, may be subject to adverse income taxation under Section 409A of the U.S. Internal Revenue Code (“Section 409A”). Only the portion of any such “discounted” option grant that vested after December 31, 2004 is potentially subject to Section 409A. In this letter, we refer to these below-fair market value options as “affected options.” Attached as Exhibit A to this letter is a list of the grant dates of all option grants made by the Company that may have been granted with a below-fair market value exercise price for tax purposes. If you have options granted on one or more of these dates, that option may be an affected option.
Under Section 409A, individuals who hold affected options may be subject to a 20% federal income tax in addition to regular ordinary income tax liability on the value of these options at the time of vesting (not exercise), plus interest. In addition, certain states, including California, have adopted their own versions of Section 409A and applied additional income taxes. As a result, optionees who hold affected options may be subject to tax at an aggregate rate of 80% or more on the value of the affected option, even if the option is never exercised. Further, the income tax liability for affected options begins at vesting and doesn’t end until the option is exercised or expires.
Actions to mitigate adverse tax consequences under Section 409A
Currently Unexercised Options.
In order to mitigate the adverse personal tax consequences under Section 409A, we intend to implement a remedial plan in mid to late November. Under the plan, which is briefly described below, you may (i) amend your affected options in accordance with the tender offer described in this letter; (ii) exercise your affected options during the upcoming trading window of the Company, expected to begin on November 1 and end on November 23, 2007 (the “Trading Window”); or (iii) choose to do nothing. We have attempted to briefly describe the general consequences of each choice below. We strongly encourage you to consult with your personal tax, legal and financial advisors before making this important decision.

          Choice #1: Participation in the Tender Offer
First, through a tender offer, we intend to offer current team members who hold affected options the opportunity to “cure” those options by amending each affected option grant to increase the exercise price to the lower of: (i) the fair market value of our common stock on the corrected measurement date (as determined for tax purposes) or (ii) the fair market value of our common stock on the trading day immediately following the expiration of the tender offer, provided that the new exercise price will in no event be lower than your current exercise price, which may mean your option price will be unchanged after the tender offer. Only one of these outcomes will apply to any one option grant, and the one outcome that applies will not be known until the tender offer ends.
You will be eligible to participate in the tender offer if (a) any portion of your affected option vested or may vest after December 31, 2004, (b) your affected option remains outstanding and unexercised when the tender offer ends, (c) you are an active employee of the Company when the tender offer ends, AND (d) you are subject to taxation in the U.S.
Because in many cases the exercise price of your affected options will increase if you accept this tender offer, the Company intends to offer as part of the tender offer the right to receive a cash payment equal to the increase in the exercise price of the affected option. We anticipate that the cash payment will be paid in a lump sum by January 31, 2008, in accordance with IRS guidance for Section 409A and Securities and Exchange Commission (“SEC”) guidance with respect to tender offers. The cash payment will be paid regardless of whether you are actively employed by the Company on the 2008 payment date (employment through the close of the tender offer is required) and regardless of whether the underlying affected option ever vests or is exercised.
We intend to commence the tender offer on the terms described in this email in mid to late November. In connection with the commencement of the tender offer, we will file with the SEC, and distribute to eligible participants, the formal terms of the tender offer. These terms will be set forth in a formal Offer to Amend, a related Letter of Transmittal, a personalized list of the affected options held by an eligible optionee (including the original and revised exercise prices of the affected options and the maximum amount of the cash payments such optionee will be eligible to receive under the offer) and certain other related exhibits. Eligible participants are urged to read these tender offer documents carefully before making a decision to participate in the tender offer. Eligible participants can also obtain the tender offer documents, when available, for free at the SEC’s web site (www.sec.gov) or at no cost from our Pittsburgh human resources department, who can be contacted using the following e-mail address: 409A.StockOptions@blackbox.com.
Affected options that have been exercised prior to the conclusion of the tender offer are not eligible to be amended in the tender offer, but the Company is implementing a plan that may help you reduce your tax liability associated with such exercises (See “ Choice #2: Exercising Affected Options During the Trading Window “ and “Previously Exercised Options” below).

          Choice #2: Exercising Affected Options During the Trading Window
In the event you were planning on exercising any of your affected options during the Trading Window, or otherwise choose to exercise your affected options during the Trading Window instead of taking advantage of the tender offer process, the Company is implementing a plan to mitigate the adverse personal tax consequences under Section 409A.
Therefore, if you exercise an affected option during the Trading Window, the Company will pay a bonus to you to compensate you for the additional 20% tax(es) that you will be required to pay. Because this bonus is compensatory, the Company intends to “gross-up” this amount to cover the income and payroll taxes on the 20% additional tax. The gross-up will be at the highest marginal income tax rates (federal, state and local). The bonus is expected to be paid by January 31, 2008. Section 409A will require the value of your exercised option to be reported on your Form W-2 for 2007 (the year of exercise). The grossed-up bonus to cover the 20% additional tax(es) will be reflected on your W-2 for 2008 since that is when it will be paid to you. Required withholdings will be made from this bonus. While the additional taxes you owe will be settled by you upon the filing of your 2007 tax form(s), you will have already received the money to pay this additional amount when the bonus is paid in 2008. If there is an additional state tax similar to the Section 409A additional 20% tax, the bonus and gross-up will be adjusted accordingly.
          Choice #3: Doing Nothing
In the event that you fail to tender your affected options for amendment (for whatever reason) and do not exercise those affected options during the Trading Window, then you may be subject to tax at an aggregate rate of 80% or more on the value of the affected option, even if you ultimately never exercise the option. If you do not participate in the tender offer, the Company does not intend to reimburse you for any taxes you may incur if you choose to exercise your option following the Trading Window.
Previously Exercised Options
If you have previously exercised options (in either calendar year 2006 or 2007) that vested after December 31, 2004, then your affected options are no longer in existence to remedy via the tender offer process or to exercise during the Trading Window. However, the Company is implementing a remedial plan for previously-exercised options.
With respect to current team members who exercised affected options in calendar 2006, in accordance with IRS regulations, the Company will submit directly to the IRS any applicable 409A additional taxes. Because this amount is taxable income to you, the Company will gross that amount up and remit those income and payroll taxes to the IRS as well. You will see these amounts on a future Form W-2, but you should not need to amend a prior year tax return for this amount. If there is an additional state tax similar to the Section 409A additional 20% tax, the bonus and gross-up will be adjusted accordingly.
With respect to current team members who exercised affected options in calendar 2007 (through the date of this letter), the value at exercise of these options will be subject to the 20% additional tax(es) noted above. The Company will pay a bonus to any such team member to compensate them for the additional 20% tax(es) that they will be required to pay. Because this bonus is compensatory, the Company intends to “gross-up” this amount to cover the income and payroll taxes on the 20% additional tax. The gross-up will be at the highest marginal income tax rates (federal, state and local) and is expected to be paid by January 31, 2008. Section 409A will require the value of your exercised option to be reported on your Form W-2 for 2007 (the year of exercise). The grossed-up bonus to cover the 20% additional tax(es) will be reflected on your W-2 for 2008 since that is when it will be paid to you. Required withholdings will be made from this bonus. While the additional taxes you owe will be settled by you upon the filing of your 2007 tax form(s), you will have already received the money to pay this additional amount when the bonus is paid in 2008. If there is an additional state tax similar to the Section 409A additional 20% tax, the bonus and gross-up will be adjusted accordingly.
Where you can find additional information about treatment of affected options
After reading this, you may have questions on these matters. Therefore, we will be conducting a presentation for affected team members that will contain more detailed information regarding this process. The presentation is currently scheduled to take place on November 1, 2007 (we will provide further details regarding the time and place of this presentation). I would encourage you to hold your questions until after we have conducted this presentation. The presentation, in particular, is designed to present this material to you in an easily-understandable manner, with relevant examples and a question and answer period.
Because a portion of this solution program affects your individual income tax situation, you are encouraged to consult your own tax, legal and financial advisors at any time.
Thanks for your continued efforts.
/s/ Michael McAndrew
Michael McAndrew

EXHIBIT A
List Of Possible Affected Options

Grant Date	Original Price
8/1/2002	$34.20
9/20/2002	$30.00
10/9/2002	$28.54
4/1/2003	$29.82
9/29/2003	$40.26
12/16/2003	$40.90
12/29/2003	$44.80
8/11/2004	$34.29
5/4/2005	$33.45
9/22/2005	$40.80
10/31/2005	$39.77
3/9/2006	$45.71

5